

File N° 82-4944



From: Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel: +33 1 49 77 42 16
Fax: +33 1 49 77 43 24

August 28, 2008

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP, Investor Relations

Encl.: First-half 2008 results
Appointment of Hubert Sagnières

DIRECTION DES RELATIONS INVESTISSEURS ET DE LA COMMUNICATION
147 RUE DE PARIS · 94227 CHARENTON CEDEX FRANCE · TÉLÉPHONE : 01 49 77 42 16
TÉLÉCOPIE : 01 49 77 43 24 · e.mail : invest@essilor.com · www.essilor.com



NEWS RELEASE

A Solid First-Half Performance

Net Profit Up 16.8% at constant exchange rates

Essilor Launches a Share Buyback Program

(Charenton-le-Pont, France – August 28, 2008 – 6:30 a.m.) - The Board of Directors of Essilor International, the world leader in ophthalmic optics, has approved the financial statements for the six months ended June 30, 2008.

€ millions	**First-half 2008**	First-half 2007	% change	% change at constant exchange rates
Revenue	**1,520.2**	1,476.9	+2.9%	+9.6%
Contribution margin	**18.2%**	18.1%	-	-
Profit attributable to equity holders of Essilor International	**198.3**	181.9	+9.0%	+16.8%
Basic earnings per share (in €)	**0.96**	0.88(1)	+8.1%	+15.8%

(1) Adjusted for the two-for-one stock split on July 16, 2007

The highlights of the first half were:

- Growth (excluding the currency effect) of **9.6%**
- Sustained business growth in North America, Latin America, the ASEAN countries, China and India.
- Successful new products, notably the sixth-generation of **Transitions®** variable-tint lenses and **Crizal Avancé™** anti-reflective lenses **with Scotchgard™ Protector**.
- High profitability, with a contribution margin of **18.2%** that was slightly higher than the figure reported for full-year 2007.
- A **9%** increase in profit attributable to equity holders of Essilor International, for a net margin of 13%.



- An ongoing external growth strategy, with the acquisition of **13 companies** representing approximately €70 million in full-year revenue.
- The buyback of 1.7 million Essilor shares for a total of €64.5 million, increasing treasury stock from 1.3% to 2.0%.

Highlights since the end of the first half

Ongoing external growth strategy

Since July 1, Essilor has acquired three new companies. In Germany, it acquired **Nika GmbH**, a lens wholesaler with around €9 million in revenue. In the United States, Essilor of America acquired a majority stake in **Optimatrix**, a prescription laboratory based in Alabama with revenue of $4.6 million. In India, Essilor acquired the assets of **Sankar & Co**'s ophthalmic division, comprising five formerly franchised laboratories, which together generate €0.9 million in revenue.

Launch of a specific program to buy back 3.3% of outstanding shares

In July, Essilor decided to introduce a share buyback program to offset the dilutive impact of OCEANE bonds due in 2010 in the event that the remaining bonds are converted into new or existing shares.
The program consists of purchasing 6.9 million shares, or 3.3% of the capital. Financed by cash and routine borrowings, this investment will increase the Company's gearing.
Launched in July 2008, the buyback will continue through the end of the year and, if necessary, may extend into 2009.
In addition to this specific program, Essilor will continue to buy back shares to reduce the dilutive impact of stock option and performance share grants.

Outlook

In the second half, Essilor will pursue its strategy of deploying valued-added products, developing in the international marketplace and expanding through acquisitions. Full year performance is expected once again to confirm Essilor's ability to drive steady growth in both revenue and margins.

A meeting with analysts will be held today at 10:00 a.m.

The meeting will be webcast live and recorded for later viewing at the following address:
http://hosting.3sens.com/Essilor/20080828-379EA2FD/en

The presentation will be posted at the following address:
http://www.essilor.com/results-presentations



Regulatory Information

The interim report can be downloaded from the Company's website, www.essilor.com, in the News > Publications section, or by clicking on: http://www.essilor.com/reports#interim

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Next financial announcement:

Third-quarter revenue will be announced on Thursday, October 23, 2008.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: + 33 (0)1 49 77 42 16

www.essilor.com



Management Report

First-Half 2008

€ millions	**First-half 2008**	First-half 2007	% change
Revenue	**1,520.2**	**1,476.9**	+2.9%
Contribution from operations [1] *% of revenue*	**276.3** ***18.2%***	**267.3** ***18.1%***	+3.4%
Operating profit	**261.7**	**253.2**	+3.4%
Profit attributable to equity holders of Essilor International *% of revenue*	**198.3** ***13.0%***	**181.9** ***12.3%***	+9.0%
Basic earnings per share (in €)	**0.96**	**0.88**[2]	+8.1%

(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

(2) Adjusted for the two-for-one stock split on July 16, 2007.

Revenue up 2.9% to €1,520.2 million

Essilor's consolidated revenue for the six months ended June 30, 2008 rose by 5.4% like-for-like and 9.6% excluding the currency effect. Changes in the scope of consolidation boosted revenue by 4.2%, reflecting the contributions of the businesses acquired in 2007 and in the first half of 2008. The currency effect was a negative 6.6%, which reduced reported growth to 2.9%.

Organic growth in revenue was led by:

- Very strong demand in North America, South America and most countries in Asia.
- The successful launch of the sixth-generation of Transitions® variable-tint lenses as well as the Crizal Avancé™ anti-reflective lenses with Scotchgard™ Protector.
- A sharp increase in sales of medium and high-index lenses, especially in 1.6 high-index material.



Revenue by region

€ millions	**First-half 2008**	First-half 2007	% change (reported)	% change (like-for-like)
Europe	**697.1**	675.7	+3.2%	+2.7%
North America	**625.4**	622.4	+0.5%	+7.0%
Asia-Pacific	**137.1**	128.7	+6.5%	+6.9%
Latin America	**60.6**	50.1	+21.0%	+17.6%

Thirteen acquisitions in the first half

Essilor acquired 13 companies or their assets during the first half. Together, they represent additional full-year revenue of €70 million for a total investment of €75.7 million.

- In Europe, Essilor acquired all outstanding shares in Italy's **Galileo** (€13 million in revenue) and Bulgaria's **Optymal** (€1 million), and also acquired a majority stake in Netherlands-based **O'Max** (€3 million).
- In the United States, Essilor of America added six laboratories to its network: **Interstate** ($26 million in revenue), **Empire** ($23 million) **Advance** ($6 million), **Future TN**, ($3 million), **Deschutes** ($3 million) and **Rainbow** in Puerto Rico ($3 million). Nikon-Essilor also acquired a minority holding in **Encore Optics**.
- In Canada, Essilor acquired a majority interest in **Westlab** (C$4 million in revenue).
- In Asia, Essilor acquired Malaysia's **Frame N Lenses** (€2 million in revenue) and India's **Rx 20/20** (€1 million).

In June, Essilor also announced the acquisition of **Satisloh**, the world's leading supplier of prescription laboratory equipment, with €161 million in 2007 revenue. The agreement is subject to certain conditions precedent.

Gross margin up 1.4% to €867 million

Gross margin (revenue less cost of goods sold, expressed as a percentage of revenue) stood at 57.0%, compared with 57.9% in first-half 2007. The decline was mainly due to the dilutive impact of acquisitions—particularly OOGP (contact lens distribution), KBco (polarized lens distribution) and ILT (ophthalmic lens distribution), all of which were acquired in 2007—whose margins are structurally lower than the rest of the Company.

Operating expenses up 0.5% to €590.7 million

Operating expenses were virtually stable in the first half and accounted for 38.9% of consolidated revenue, versus 39.8% in the prior-year period, when they amounted to €587.5 million.
Operating expenses comprised:

- R&D and engineering costs of €71.3 million (net of a €5.4 million tax credit), representing 4.7% of consolidated revenue, the same as in first-half 2007.
- Selling and distribution costs of €329.2 million (21.7% of revenue compared with 22.1% in the previous-year period).
- Other operating expenses of €190.3 million (12.5% of revenue versus 13.0% in first-half 2007).

The Company continued to invest in research and development and maintained its marketing and sales efforts, while stabilizing overall spending.

Contribution from operations up 3.4% to €276.3 million

As a percentage of revenue, contribution from operations stood at 18.2%, slightly above the full-year contribution of 18.1% in 2007. This record high reflects Essilor's ability to integrate acquisitions, continue driving productivity gains and manage operating costs in a challenging economic environment.

Operating profit up 3.4% to €261.7 million

"Other income and expenses from operations" and "Gains and losses on asset disposals" together represented a net expense of €14.6 million (compared with €14.1 million in first-half 2007), of which €12.3 million in compensation costs on employee stock ownership plans, stock option plans and performance share grants. Operating profit represented 17.2% of consolidated revenue.

€2.9 million in finance costs and other financial income and expenses, net

Finance costs and other financial income and expenses amounted to a net income of €2.9 million, a sharp improvement over the €5.5 million expense recorded in first-half 2007. This performance reflected the increase in the Company's net cash and cash equivalents compared with June 30, 2007, as well as net exchange gains and fair value adjustments to financial instruments.

Profit attributable to equity holders of Essilor International up 9% to €198.3 million

Net profit totaled €201.4 million, an increase of 9.6%. It comprised:

- Income tax expense of €77.9 million. The 29.4% effective tax rate compared with a 32.0% rate for first-half 2007. The improvement was driven by a lower average tax rate in Europe and business growth in Asia, where the rate is below the Company average.

- The share of profit from associates—VisionWeb, Sperian Protection and Transitions—which amounted to €14.7 million, versus €15.3 million in first-half 2007. Earnings from Transitions declined slightly to €9.6 million, from €10.1 million for the prior-year period, because of a strongly negative currency effect and the concentration of marketing costs in the first half related to the launch of the sixth generation of variable-tint lenses in North America.

Profit attributable to equity holders of the parent was 9.0% higher, at €198.3 million. Earnings per share rose by 8.1% to €0.96.

Inventories and work in progress

Inventories amounted to €400 million at June 30, 2008, compared with 394 million at December 31, 2007, a 1.5% increase. The like-for-like increase was 4.3%, below the rate of revenue growth.

Investments

Capital expenditure net of divestments totaled €95 million or 6.2% of consolidated revenue. Financial investments net of disposals amounted to €140.2 million. Of this amount, acquisitions accounted for €75.7 million, while buybacks of Essilor shares accounted for €64.5 million.

Cash Flow Statement

€ millions			
Net cash from operations	**275**	Capital expenditure net of the proceeds from asset sales	**95**
Proceeds from employee share issue	**22**	Change in WCR and provisions	**92**
Net decrease in cash and cash equivalents	**150**	Dividends	**129**
Effect of changes in exchange rates and in the scope of consolidation	**9**	Financial investments net of the proceeds from disposals	**140**



Net cash and cash equivalents declined to €109.4 million, from €259.6 million at year-end 2007 as the Company' high profitability and robust performance enabled it to pursue an ambitious program of industrial and financial investment and to increase dividends. Net cash and cash equivalents were also affected by the seasonal impact of annual discount payments to customers, which are generally concentrated in the first half.

Related party transactions / Risks and contingencies

In first-half 2008, the nature of transactions with companies consolidated by the proportionate or equity method was not significantly different from the description in the 2007 Registration Document.
Similarly, risks and contingencies to which the Company is exposed in the months ahead are generally in line with the analysis presented in Chapter 4 of the Registration Document.

Outlook

In the second half, Essilor will pursue its strategy of deploying valued-added products, developing in the international marketplace and expanding through acquisitions. Full year performance is expected once again to confirm Essilor's ability to drive steady growth in both revenue and margins.

ESSILOR

COMMUNIQUÉ

Une excellente performance au premier semestre
Le résultat net progresse de 16,8 % hors change

Essilor lance un programme de rachat d'actions

Charenton-le-Pont (28 août 2008, 6h30) - Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les comptes du premier semestre au 30 juin 2008 :

En millions d'€	**1er semestre 2008**	1er semestre 2007	Variation	Variation hors change
Chiffre d'affaires	**1 520,2**	1 476,9	+ 2,9 %	+ 9,6 %
Marge de contribution	**18,2 %**	18,1 %	-	-
Résultat net part du groupe	**198,3**	181,9	+ 9,0 %	+ 16,8 %
Résultat net par action (en €)	**0,96**	0,88(1)	+ 8,1 %	+ 15,8 %

(1) Après division du nominal du titre par 2 le 16 juillet 2007.

Les faits marquants du premier semestre sont :

- Une croissance hors change de **9,6 %** ;
- Une activité soutenue en Amérique du Nord, en Amérique latine, dans les pays de l'Asean, en Chine et en Inde ;
- Le succès des nouveaux produits, notamment la sixième génération de verres photochromiques **Transitions®** et les verres antireflet **Crizal Avancé™ with Scotchgard™ Protector** ;
- Une rentabilité élevée avec une marge de contribution (**18,2 %**) qui atteint un niveau légèrement supérieur à celui de l'ensemble de l'exercice 2007 ;
- Une progression de **9 %** du résultat net part du groupe, soit un taux de marge nette de 13 % ;
- La poursuite de la politique d'acquisition, confirmée par l'achat de **13 sociétés**, qui représentent un chiffre d'affaires en année pleine d'environ 70 millions d'euros ;
- Enfin, le rachat par le groupe de 1,7 millions de titres Essilor sur le marché, pour un montant de 64,5 millions d'euros, ce qui porte de 1,3 % à 2,0 % son autocontrôle.

Faits marquants depuis la fin du premier semestre

Poursuite de la croissance externe

Depuis le 1er juillet, Essilor a finalisé l'acquisition de trois nouvelles sociétés. Le groupe a acquis **Nika GmbH** en Allemagne, grossiste distributeur réalisant environ 9 millions d'euros de chiffre d'affaires. Aux Etats-Unis, Essilor of America a pris une participation majoritaire dans **Optimatrix** (CA : 4,6 millions de $), laboratoire de prescription situé en Alabama.

Enfin, en Inde, Essilor a repris les actifs de la division ophtalmique de **Sankar & Co** regroupant 5 laboratoires anciennement franchisés réalisant un chiffre d'affaires cumulé de 0,9 million d'euros.

Lancement d'un programme de rachat d'actions pour 3,3 % du capital

En juillet, Essilor a décidé de mettre en place un programme spécifique de rachat d'actions afin de compenser intégralement la dilution future liée à la conversion potentielle des OCEANE venant à échéance en 2010. Ce programme correspond à un rachat de 6,9 millions de titres, soit 3,3 % du capital d'Essilor. Financé par la trésorerie disponible et par les financements bancaires courants du groupe, cet investissement contribuera à accroître le levier de la structure financière du groupe.

Initiés dans le courant du mois de juillet 2008, les rachats se poursuivront jusqu'à la fin de l'année, et pourront, au besoin, s'étendre en 2009.

Enfin, au-delà de ce programme spécifique, Essilor poursuivra ses rachats d'actions réguliers pour compenser la dilution liée aux programmes d'options de souscription d'actions et d'actions de performance au profit des salariés.

Perspectives

Pour la deuxième partie de l'année, Essilor poursuivra sa stratégie de déploiement de produits à valeur ajoutée, ainsi que sa politique de développement international et d'acquisition. L'ensemble de l'exercice 2008 devrait confirmer, une nouvelle fois, la régularité de la croissance d'Essilor et de sa rentabilité.

Une réunion d'analystes se tiendra ce jour, 28 août, à 10 heures.

La retransmission de la réunion sera accessible en direct et en différé par le lien suivant :
http://hosting.3sens.com/Essilor/20080828-379EA2FD/fr

La présentation sera accessible par le lien suivant :
http://www.essilor.com/presentations-des-resultats



Information Réglementée :

Le rapport financier semestriel est disponible sur le site www.essilor.com, rubrique Actualités > Publications, ou en cliquant directement sur le lien suivant : http://www.essilor.com/rapports#semestriels

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Prochain rendez-vous :

L'information financière du 3e trimestre sera publiée le jeudi 23 octobre 2008.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : + 33 (0)1 49 77 42 16

www.essilor.com

ESSILOR

RAPPORT D'ACTIVITÉ

1er semestre 2008

En millions d'€	**1er semestre 2008**	1er semestre 2007	Variation
Chiffre d'affaires	**1 520,2**	**1 476,9**	+ 2,9 %
Contribution de l'activité (1) *En % du CA*	**276,3** ***18,2 %***	**267,3** ***18,1 %***	+ 3,4 %
Résultat opérationnel	**261,7**	**253,2**	+ 3,4 %
Résultat net part du groupe *En % du CA*	**198,3** ***13,0 %***	**181,9** ***12,3 %***	+ 9,0 %
Résultat net par action (en €)	**0,96**	**0,88**(2)	+ 8,1 %

(1) Résultat opérationnel avant paiements en actions, frais de restructuration et autres charges, et avant dépréciation des écarts d'acquisition.

(2) Après division du nominal du titre par 2 le 16 juillet 2007.

Chiffre d'affaires : + 2,9 % à 1 520,2 millions d'euros

Le chiffre d'affaires consolidé d'Essilor au 30 juin 2008 a progressé de 5,4 % en base homogène et de 9,6 % hors change. L'effet de périmètre (+ 4,2 %) recouvre les acquisitions effectuées en cours d'année 2007 ainsi que les acquisitions du premier semestre 2008. L'effet de change a représenté – 6,6 %, ramenant la croissance réelle à 2,9 %.

La croissance organique du groupe s'est appuyée notamment sur :

- Un niveau d'activité très soutenu en Amérique du Nord, en Amérique du Sud et dans la plupart des pays d'Asie.
- Le succès du lancement de la sixième génération de verres photochromiques Transitions® ainsi que des verres antireflet Crizal Avancé™ with Scotchgard™ Protector.
- La forte progression des verres à moyens et hauts indices, et notamment du matériau 1,6.

Chiffre d'affaires par région

En millions d'euros	**1er semestre 2008**	1er semestre 2007	Variation publiée	Variation en base homogène
Europe	**697,1**	675,7	+ 3,2 %	+ 2,7 %
Amérique du Nord	**625,4**	622,4	+ 0,5 %	+ 7,0 %
Asie Océanie	**137,1**	128,7	+ 6,5 %	+ 6,9 %
Amérique latine	**60,6**	50,1	+ 21,0 %	+ 17,6 %

13 acquisitions au 1er semestre

Au cours du semestre, Essilor a réalisé l'achat de 13 sociétés (ou de leurs actifs). L'ensemble représente un chiffre d'affaires additionnel d'environ 70 millions d'euros en année pleine pour un montant d'investissement de 75,7 millions d'euros.

- En Europe, le groupe a acquis 100 % de l'italien **Galileo** (13 millions d'euros de CA) et **Optymal** en Bulgarie (1 million d'euros de CA), et a également pris une participation majoritaire dans la société néerlandaise **O'Max** (3 millions d'euros de CA).
- Aux Etats-Unis, Essilor of America a enrichi son réseau de 6 laboratoires : **Interstate** (CA : 26 millions de dollars), **Empire** (CA : 23 millions) **Advance** (CA : 6 millions), **Future TN**, (CA : 3 millions)**, Deschutes** (CA : 3 millions) et **Rainbow** à Porto Rico (CA : 3 millions). Nikon-Essilor a également pris une participation minoritaire dans **Encore Optics**.
- Au Canada, Essilor a pris une participation majoritaire dans **Westlab** (4 millions de dollars canadiens).
- En Asie, le groupe a fait l'acquisition de **Frame N Lenses** (2 millions d'euros) en Malaisie, et de **Rx 20/20** (1 millions d'euros) en Inde.

En outre, Essilor a annoncé en juin l'acquisition sous conditions suspensives de **Satisloh**, leader mondial des équipements de prescription optique (161 millions d'euros de chiffre d'affaires en 2007).

Marge brute : + 1,4 % à 867 millions d'euros

La marge brute (chiffres d'affaires – coût des produits vendus) atteint 57,0 % du chiffre d'affaires contre 57,9 % pour le 1er semestre 2007. Cette baisse du taux résulte principalement des effets dilutifs liés aux acquisitions, et en particulier celles d'OOGP (distribution de lentilles de contact), de KBco (distribution de verres polarisés) et d'ILT (distribution de verres ophtalmiques), sociétés acquises en 2007, dont les marges sont structurellement moins élevées que celle du reste du groupe.

Charges d'exploitation : + 0,5 % à 590,7 millions d'euros

Les charges d'exploitation sont restées quasiment stables au premier semestre et représentent 38,9 % du chiffre d'affaires contre 39,8 % au 1er semestre 2007 (587,5 millions d'euros).
Elles comprennent :

- Les frais de recherche, de développement et d'ingénierie, qui s'élèvent à 71,3 millions d'euros déduction faite d'un crédit d'impôt de 5,4 millions au 1er semestre 2008, soit 4,7 % du chiffre d'affaires, un ratio identique à celui de 2007.
- Les coûts commerciaux et de distribution pour 329,2 millions d'euros, soit 21,7 % du chiffre d'affaires contre 22,1 % au 1er semestre 2007.
- Les autres charges d'exploitation pour 190,3 millions d'euros, soit 12,5 % du chiffre d'affaires consolidé contre 13,0 % au 1er semestre 2007.

Le groupe a poursuivi ses investissements en recherche et développement, maintenu ses efforts en termes de marketing et de vente, tout en stabilisant le niveau global de ses dépenses.

Contribution de l'activité : + 3,4 % à 276,3 millions d'euros

La marge de contribution atteint 18,2 % du chiffre d'affaires, soit un niveau légèrement supérieur à celui de l'ensemble de l'exercice 2007 (18,1 %).
Ce niveau record reflète la capacité du groupe à intégrer les acquisitions, à poursuivre ses gains de productivité et à maîtriser ses dépenses d'exploitation dans un environnement économique difficile.

Résultat opérationnel : + 3,4 % à 261,7 millions d'euros

Le poste Autres produits/Autres charges et Résultat des cessions d'actifs s'est établi à – 14,6 millions d'euros (– 14,1 millions d'euros au 1er semestre 2007) dont 12,3 millions de charges au titre des plans de *stock options*, d'épargne en actions et de la distribution d'actions de performance.
Le résultat opérationnel atteint 17,2 % du chiffre d'affaires du groupe.

Résultat financier : 2,9 millions d'euros

Le résultat financier a représenté un gain de 2,9 millions d'euros, en forte augmentation par rapport au 1er semestre 2007 (- 5,5 millions d'euros), reflétant l'amélioration de la trésorerie nette entre la fin du 1er semestre 2007 et du 1er semestre 2008, et des gains nets de change et de variation de valeur des instruments financiers.

Résultat net part du groupe : + 9 % à 198,3 millions d'euros

Le résultat net consolidé a crû de 9,6 % à 201,4 millions d'euros. Il inclut :

- un montant d'impôt sur les sociétés de 77,9 millions d'euros soit un taux effectif de 29,4 % contre 32,0 % au 1er semestre 2007. Cette amélioration provient, notamment, de la baisse du taux moyen en Europe, et de l'accroissement des flux en Asie où le taux d'imposition est plus faible que celui de la moyenne du groupe.
- La quote-part de résultats des sociétés mises en équivalence, VisionWeb, Sperian Protection et Transitions, pour 14,7 millions d'euros contre 15,3 millions d'euros au 1er semestre 2007. Le résultat de Transitions est en légère diminution (9,6 millions d'euros contre 10,1 millions d'euros) en raison d'un fort effet de change négatif et d'une concentration des coûts marketing liée au lancement de la sixième génération de verres photochromiques en Amérique du Nord sur le premier semestre.

Le résultat net part du groupe s'élève à 198,3 millions d'euros (+ 9,0 %) et le bénéfice net par action ressort à 0,96 euro, en progression de 8,1 %.

Stocks

Les stocks ont atteint 400 millions d'euros au 1er semestre 2008 contre 394 millions d'euros fin 2007 (+ 1,5 %). En base homogène, l'augmentation est de 4,3 %, soit un rythme inférieur à celui du chiffre d'affaires.

Investissements

Les investissements industriels (nets de cessions) ont représenté un montant de 95 millions d'euros, soit 6,2 % du chiffre d'affaires consolidé.
Les investissements financiers (nets de cessions) se sont élevés à 140,2 millions d'euros. Ces investissements sont liés pour 75,7 millions d'euros aux acquisitions réalisées par le groupe et pour 64,5 millions d'euros, aux achats d'actions Essilor.

Tableau de financement

En millions d'euros			
Ressources d'exploitation	**275**	Investissements industriels nets de cessions	**95**
Augmentation de capital (salariés)	**22**	Variation BFR et provisions	**92**
Variation de la trésorerie nette	**150**	Dividendes	**129**
Change et périmètre	**9**	Investissements financiers nets de cessions	**140**

Au 1er semestre 2008, l'excédent de trésorerie du groupe s'est réduit pour atteindre 109,4 millions d'euros contre 259,6 millions d'euros fin 2007. Les bons niveaux de rentabilité et de performance du groupe ont, en effet, permis de financer un programme important d'investissements industriels et financiers ainsi qu'un montant de dividendes en augmentation.
Par ailleurs, on constate les effets traditionnels de saisonnalité des versements des remises annuelles aux clients concentrés sur le premier semestre.

Transactions avec les parties liées / Risques et incertitudes

Au 30 juin 2008, la nature des transactions avec les parties liées, sociétés consolidées par intégration proportionnelle et sociétés consolidées par mise en équivalence, n'a pas varié de manière significative par rapport à la description qui en a été faite dans le Document de Référence au 31 décembre 2007.
De la même manière, les risques et incertitudes pesant sur l'activité pour les mois à venir demeurent, globalement, conformes à l'analyse présentée au chapitre 4 de ce même Document de Référence.

Perspectives

Pour la deuxième partie de l'année, Essilor poursuivra sa stratégie de déploiement de produits à valeur ajoutée, ainsi que sa politique de développement international et d'acquisition. L'ensemble de l'exercice 2008 devrait confirmer, une nouvelle fois, la régularité de la croissance d'Essilor et de sa rentabilité.



NEWS RELEASE

Hubert Sagnières Appointed Chief Operating Officer of Essilor

(Charenton-le-Pont, France – August 28, 2008 – 6:30 a.m.) The Board of Directors of Essilor International today appointed Hubert Sagnières as Chief Operating Officer, to serve alongside Xavier Fontanet, Chief Executive Officer, and Philippe Alfroid, Chief Operating Officer.

A graduate of Ecole Centrale in Lille and holder of an MBA from Insead, Hubert Sagnières joined Essilor in 1989 as President of International Marketing. He was appointed President of Essilor Canada in 1991, and President of Essilor Laboratories of America in 1997, then President of Essilor of America. Since 2006, he has been President of the North American and Europe Regions, a position that he will continue to hold in addition to his new responsibilities.

Hubert Sagnières was also elected to the Essilor Board of Directors at the Shareholders' Meeting on May 14, 2008.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.
Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: + 33 (0)1 49 77 42 16
www.essilor.com



ESSILOR

COMMUNIQUE

Hubert Sagnières nommé Directeur Général Délégué du groupe Essilor

Charenton-le-Pont (28 août 2008 - 6h30) -- Le Conseil d'Administration d'Essilor International du 27 août 2008 a nommé Hubert Sagnières Directeur Général Délégué aux côtés de Xavier Fontanet, Président–Directeur Général et de Philippe Alfroid, Directeur Général Délégué.

Diplômé de l'Ecole Centrale de Lille et titulaire d'un MBA de l'Insead, Hubert Sagnières est entré dans le groupe Essilor en 1989 en tant que Directeur du Marketing Verres International. En 1991, il est nommé Président d'Essilor Canada avant de devenir, en 1997, Président d'Essilor Laboratories of America puis Président d'Essilor of America. Depuis 2006, il est Directeur Exécutif des zones Amérique du Nord et Europe, fonction qu'il conserve en sus de ses nouvelles responsabilités.

Hubert Sagnières est également administrateur d'Essilor depuis l'Assemblée Générale du 14 mai 2008.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél. : + 33 (0)1 49 77 42 16
www.essilor.com

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